UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HAGERTY, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

405166109
(CUSIP Number)

Matthew D. Melick
State Farm Mutual Automobile Insurance Company
One State Farm Plaza, A-3
Bloomington, IL 61710
(309) 766-1311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSONS State Farm Mutual Automobile Insurance Company		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) x		
3	SEC USE ONLY		
4	SOURCE OF FUNDS (See Instructions) WC		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,000,000[1]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 59,000,000[1]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,000,000		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.6%[2]		
14	TYPE OF REPORTING PERSON (See Instructions) IC		

[1] Includes 9,000,000 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days upon exercise of Warrants (as defined herein).

[2] Percentage based on the sum of (i) approximately 82,327,466 shares of Class A Common Stock outstanding upon closing of the Company's Business Combination (as defined herein) and (ii) 9,000,000 shares of Class A Common Stock issuable upon exercise of warrants held by the Reporting Person which have been added to the total Class A Common Stock shares outstanding for purposes of calculating the Reporting Person's beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act. The percentage does not give effect to the issuance of shares of Class A Common Stock issuable upon exercise or conversion of warrants, options or shares of the Company's Class V Common Stock held by other parties. Notwithstanding the percentage reported herein, based on the aggregate total of Class A and Class V Common Stock outstanding, and the voting power assigned to each class, the Reporting Person controls approximately 2.3% of the voting power of the Company.

Item 1. Security and Issuer

This Schedule 13D relates to shares of Class A common stock, par value $0.0001 per share, (the "Common Stock" or "Class A Common Stock") of Hagerty, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 121 Drivers Edge, Traverse City, Michigan 49684.

Item 2. Identity and Background

(a)   This Schedule 13D is filed by State Farm Mutual Automobile Insurance Company ("State Farm" or "Reporting Person"), which is a mutual insurance company organized under the Illinois Insurance Code.

(b)   State Farm's principal place of business is One State Farm Plaza, Bloomington, Illinois 61710. All persons listed on Schedule A have a business address of One State Farm Plaza, Bloomington, Illinois 61710.

(c)   State Farm's principal business is insurance and financial services.

(d) and (e)   The directors and executive officers of State Farm are set forth on Schedule A. During the last five years, neither State Farm nor, to the knowledge of State Farm, any of the persons listed on Schedule A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f)   State Farm is organized under the laws of the State of Illinois, USA.

Item 3. Source and Amount of Funds or Other Consideration.

On August 17, 2021, State Farm entered into a Subscription Agreement (the "Subscription Agreement"), with Aldel Financial Inc., a special purpose acquisition corporation (the "SPAC") committing to invest $500 million in the SPAC contemporaneous with the closing of the transactions (the "Transactions") contemplated by the Business Combination Agreement, dated August 17, 2021, among the SPAC, Aldel Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of the SPAC ("Merger Sub"), and The Hagerty Group, LLC, a Delaware limited liability company ("Hagerty Group"). Pursuant to the Subscription Agreement, upon closing of the Transactions on December 2, 2021, State Farm acquired 50,000,000 shares of Common Stock (the "Shares") and warrants exercisable for 9,000,000 shares of Common Stock (the "Warrants") and the SPAC changed its name to Hagerty, Inc.

The exercise price of the Warrants is $11.50, subject to adjustment. The Warrants are exercisable beginning on January 2, 2022 and expire on December 2, 2026, unless earlier redeemed. On and after January 2, 2022, the Issuer may redeem all or any of the Warrants for cash at a price of $0.01 per Warrant, if the closing price of the Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30- trading day period.

The Shares and Warrants purchased by State Farm were purchased with available cash and none of the funds were borrowed or otherwise obtained for the specific purpose of acquiring, holding, trading or voting the Shares or Warrants.

Item 4. Purpose of Transaction.

State Farm acquired the Shares and the Warrants for investment purposes and in furtherance of a strategic relationship between State Farm and the Issuer. State Farm intends to review and evaluate its investment in the Issuer on a continuous basis. Depending upon various factors, including but not limited to the business, prospects and financial condition of the Issuer and other developments concerning State Farm and the Issuer, market conditions and other factors that State Farm may deem relevant to its investment decision, and subject to compliance with applicable laws, rules and regulations, State Farm may in the future take actions with respect to its investment in the Issuer as it deems appropriate with respect to any or all matters required to be disclosed in this Schedule 13D.

Pursuant to the Investor Rights Agreement referenced in Item 6 below, State Farm has the right to designate one individual to serve as a director on the Issuer's Board of Directors. State Farm has designated Michael Tipsord, Chairman and Chief Executive Officer of State Farm, as its initial designee. As a director of the Issuer, Mr. Tipsord may influence the corporate activities of the Issuer, including activities that may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D, and therefore, State Farm may indirectly have such influence through Mr. Tipsord.

Except as otherwise described in this Item 4, State Farm does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, provided that State Farm may, at any time and from time to time, review or reconsider and change its positions and/or intentions.

Item 5. Interest in Securities of the Issuer

(a)   State Farm Mutual Automobile Insurance Company beneficially owns 59,000,000 shares of Class A Common Stock, inclusive of 9,000,000 shares of Class A Common Stock that State Farm has the right to acquire within 60 days upon exercise of the Warrants. This represents, on an as if exercised basis, approximately 64.6% of the shares of Class A Common Stock outstanding. Percentage based on the sum of (i) approximately 82,327,466 shares of Class A Common Stock outstanding upon closing of the Company's Business Combination (as defined herein) and (ii) 9,000,000 shares of Class A Common Stock issuable upon exercise of warrants held by the Reporting Person which have been added to the total Class A Common Stock shares outstanding for purposes of calculating the Reporting Person's beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act. The percentage does not give effect to the issuance of shares of Class A Common Stock issuable upon exercise or conversion of warrants, options or shares of the Company's Class V Common Stock held by other parties. Notwithstanding the percentage reported herein, based on the aggregate total of Class A and Class V Common Stock outstanding, and the voting power assigned to each class, the Reporting Person controls approximately 2.3% of the voting power of the Company.

(b)   Sole power to vote: 59,000,000
         Sole power to dispose: 59,000,000

(c)   Except as described in Item 3 above, State Farm has not transacted in the Common Stock during the past sixty days.

(d)   N/A

(e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the Subscription Agreement referenced in Item 3 above, the form of which is included as Exhibit 10.1 to the Issuer's Form 8-K filed on August 18, 2021, State Farm is a party to the following agreements with respect to the Shares:

- Amended and Restated Registration Rights Agreement dated as of August 17, 2021 by and among the SPAC and certain existing and proposed stockholders of the SPAC, including State Farm, a copy of which is included as Exhibit 10.3 to the Issuer's Form 8-K filed on August 18, 2021, pursuant to which, inter alia, the Issuer granted to such stockholders certain registration rights, including customary piggyback registration rights and demand registration rights, which are subject to customary terms and conditions, including with respect to cooperation and reduction of underwritten shelf takedown provisions (subject to certain lock-up restrictions referenced therein).
- Investor Rights Agreement dated as of August 17, 2021 by and among the SPAC, Hagerty Holding Corp. ("HHC"), Markel Corporation ("Markel") and State Farm, a copy of which is included as Exhibit 10.8 to the Issuer's Form 8-K filed on August 18, 2021, which sets forth certain understandings between such parties with respect to certain governance matters, including the election and removal of directors and the granting of preemptive rights, among others. Pursuant to this agreement, State Farm has the right to designate one director on the Issuer's board of directors (subject to the terms and conditions set forth therein).

By virtue of the voting agreement under the Investor Rights Agreement, each of HHC, Markel and State Farm may be deemed to be a member of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"). However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that State Farm is a member of any such group. To the extent required, each of HHC and Markel is separately responsible for making a Schedule 13D filing reporting the shares of Class A Common Stock and/or other securities of the Company it may be deemed to beneficially own. Pursuant to Rule 13d-4 under the Act, State Farm expressly disclaims beneficial ownership of any shares of Common Stock or other securities of the Company held by HHC and Markel that are subject to the voting agreement under the Investor Rights Agreement, and nothing herein shall be deemed an admission by State Farm as to the beneficial ownership of such shares of Common Stock or other securities.

The foregoing references in this Schedule 13D to, or descriptions of, the Subscription Agreement, Registration Rights Agreement and Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as exhibits to the Issuer's Form 8-K filed on August 18, 2021 and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 – Subscription Agreement, dated August 18, 2021, between State Farm and the SPAC, form of which is included as Exhibit 10.1 to the Issuer's Form 8-K filed on August 18, 2021 and is incorporated herein by reference.

Exhibit 2 - Amended and Restated Registration Rights Agreement dated as of August 17, 2021, by and among the SPAC, Aldel Investors LLC, FG SPAC Partners LP, ThinkEquity, Hagerty Holding Corp., Markel Corporation, State Farm Mutual Automobile Insurance Company and certain individuals, a copy of which is included as Exhibit 10.3 to the Issuer's Form 8-K filed on August 18, 2021 and is incorporated herein by reference.

Exhibit 3 - Investor Rights Agreement dated as of August 17, 2021 by and among the SPAC, Hagerty Holding Corp., Markel Corporation and State Farm Mutual Automobile Insurance Company, a copy of which is included as Exhibit 10.8 to the Issuer's Form 8-K filed on August 18, 2021 and is incorporated herein by reference

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9 , 2021

By:

Jon C. Farney, Senior Vice President,
Treasurer and Chief Financial Officer


Schedule A

State Farm Mutual Automobile Insurance Company
One State Farm Plaza
Bloomington, Illinois 61710-0001


Executive Officers:
Michael L. Tipsord
Chairman of the Board, President and Chief Executive Officer
Citizenship: United States of America

Fawad K. Ahmad
Senior Vice President and Chief Digital Officer
Citizenship: United States of America

Kristyn A. Cook
Senior Vice President – Agency and Marketing
Citizenship: United States of America

Jon C. Farney
Senior Vice President, Treasurer and Chief Financial Officer
Citizenship: United States of America

Randall H. Harbert
Executive Vice President, Chief Agency, Marketing and Sales Officer
Citizenship: United States of America

Stephen McManus
Senior Vice President and General Counsel
Citizenship: United States of America

Joseph R. Monk Jr.
Senior Vice President – Financial Services
Citizenship: United States of America

Julia M. Muscott
Operations Vice President – Underwriting
Citizenship: United States of America

Kurt T. Oleson
Vice President and Chief Compliance Officer
Citizenship: United States of America

Ashley A. Pettit
Senior Vice President and Chief Information Officer
Citizenship: United States of America

Christopher A. Schell
Senior Vice President – Property and Casualty
Citizenship: United States of America

Mary A. Schmidt
Executive Vice President and Chief Administrative Officer
Citizenship: United States of America

Mark E. Schwamberger
Vice President and Controller
Citizenship: United States of America

Paul J. Smith
Executive Vice President and Chief Operating Officer
Citizenship: United States of America

Catherine A. Wallace
Senior Vice President and Chief Risk Officer
Citizenship: United States of America

Robert H. Yi
Senior Vice President
Citizenship: United States of America; South Korea

Lynne M. Yowell
Vice President – Corporate Governance, Secretary and Counsel
Citizenship: United States of America

Directors:
Michael L. Tipsord
Chairman of the Board, President and Chief Executive Officer
Citizenship: United States of America

Dan E. Arvizu
Chancellor, New Mexico State University System
Citizenship: United States of America

Keith G. Block
Former Co-Chief Executive Officer, Salesforce.com, Inc
Citizenship: United States of America

Charles K. Bobrinskoy
Vice Chairman and Head of Investment Group, Ariel Investments
Citizenship: United States of America

James P. Hackett
Former President and Chief Executive Officer, Ford Motor Company
Citizenship: United States of America

W. Steven Jones
Professor of Organizational Behavior and Strategy, University of North Carolina
Citizenship: United States of America; Australia

W.H. Knight, Jr.
Professor of Law, Seattle University School of Law
Citizenship: United States of America

Vicki A. O'Meara
Chairman, AdSwerve
Citizenship: United States of America

Gary L. Perlin
Former Chief Financial Officer, Capital One Financial Corporation
Citizenship: United States of America

Debra L. Reed-Klages
Former Executive Chairman, Sempra Energy
Citizenship: United States of America

Pamela B. Strobel
Former Executive Vice President and Chief Administrative Officer, Exelon Corporation
Citizenship: United States of America

Steven C. Williams
Chief Executive Officer, PepsiCo Foods North America
Citizenship: United States of America

Kenneth J. Worzel
Chief Operating Officer, Nordstrom, Inc.
Citizenship: United States of America